UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
Under the Securities Exchange Act of 1934
ChinaCast Education Corporation

(Name of Issuer)
Common Stock, par value $0.0001

(Title of Class of Securities)
16946T109

(CUSIP Number)
Jeffrey Tannenbaum
Fir Tree, Inc.
505 Fifth Avenue
23rd Floor
New York, New York 10017
Tel. No.: (212) 599-0090

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
— with a copy to —
Jeffrey C. Cohen
Linklaters LLP
1345 Avenue of the Americas
New York, NY 10105
June 27, 2008

(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
The information required on this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	16946T109	13D	Page	2	of	10	Pages

1	NAMES OF REPORTING PERSONS: Fir Tree, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	New York

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,031,557

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,031,557

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,031,557

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.3%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	16946T109	13D	Page	3	of	10	Pages

1	NAMES OF REPORTING PERSONS Fir Tree Value Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,033,245

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		5,033,245

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,033,245

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	16.1%

14	TYPE OF REPORTING PERSON:

	PN

CUSIP No.	16946T109	13D	Page	4	of	10	Pages

1	NAMES OF REPORTING PERSONS: Fir Tree Capital Opportunity Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		998,312

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		998,312

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	998,312

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.2%

14	TYPE OF REPORTING PERSON

	PN
Note to Schedule 13D:
This Schedule 13D is being filed by Fir Tree, Inc. (“Fir Tree”) on behalf of Fir Tree Value Master Fund, L.P. (“Fir Tree Value”) and Fir Tree Capital Opportunity Master Fund, L.P. (“Fir Tree Capital”) (Fir Tree, Fir Tree Value and Fir Tree Capital are collectively referred to hereinafter as the “Reporting Persons”). Fir Tree is the investment manager to Fir Tree Value and Fir Tree Capital, and has the authority to cause them to purchase securities and exercise warrants issued by ChinaCast Education Corporation (the “Issuer”) and to exercise any and all voting right associated with such securities.

CUSIP No.	16946T109	13D	Page	5	of	10	Pages
Fir Tree filed a Schedule 13G on February 14, 2008 to disclose the beneficial ownership by the Reporting Persons and Sapling LLC of 5,571,632 shares of the common stock, par value $0.0001 per share (the “Common Stock”), of the Issuer, 2,564,432 of which were shares of the Common Stock of the Issuer and 3,007,200 of which were shares of the Common Stock of the Issuer issuable upon conversion of warrants then held by the Reporting Persons and Sapling LLC. All shares of Common Stock reported thereon as being beneficially owned by Sapling LLC are currently held by Fir Tree Value.
Item 1. Security and Issuer.
Securities acquired:
Common stock, par value $0.0001.
Issuer:
ChinaCast Education Corporation
25Fl. Qiang Sheng Mansion
No. 145 Pu Jian Road,
Pudong District
Shanghai, 211217, People’s Republic of China
Item 2. Identity and Background.
(a) Name of Person Filing: Not Applicable.
(b) Address of Principal Business Office:
Fir Tree, Inc.
505 Fifth Avenue
23rd Floor
New York, New York 10017
A New York corporation
Fir Tree Value Master Fund, L.P.
c/o Admiral Administration Ltd.
Admiral Financial Center, 5th Floor
90 Fort Street, Box 32021 SMB
Grand Cayman, Cayman Islands
A Cayman Islands exempted limited partnership
Fir Tree Capital Opportunity Master Fund, L.P.
c/o Admiral Administration Ltd.
Admiral Financial Center, 5th Floor
90 Fort Street, Box 32021 SMB
Grand Cayman, Cayman Islands

CUSIP No.	16946T109	13D	Page	6	of	10	Pages
            A Cayman Islands exempted limited partnership
            (c) Principal occupation or employment: Fir Tree provides investment management services to private individuals and institutions. The principal occupation of Fir Tree is investment management.
            (d) Conviction in criminal proceedings: None of Fir Tree, Fir Tree Value or Fir Tree Capital has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
            (e) Civil proceedings: None of Fir Tree, Fir Tree Value or Fir Tree Capital has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
            (f) Citizenship: Fir Tree is a New York corporation. Fir Tree Value is a Cayman Islands exempted limited partnership. Fir Tree Capital is a Cayman Islands exempted limited partnership.
Item 3. Source and Amount of Funds or Other Consideration.
            Fir Tree Value and Fir Tree Capital entered into a letter agreement, dated as of June 27, 2008 (the “Letter Agreement”) with the Issuer to acquire 459,925 additional shares of Common Stock and exercise 3,007,200 warrants to purchase 3,007,200 shares of Common Stock at a reduced exercise price of $4.25 per share (previously at $5.00 per share). Including transactions pursuant to the Letter Agreement, as of June 27, 2008, Fir Tree Value had invested in the Common Stock of the Issuer in the amount of $11,483,055.23, Fir Tree Capital had invested in the Common Stock of the Issuer in the amount of $1,183,781.63. The above amounts include any commissions incurred in making the investments. Currently, all of the shares of the Common Stock of the Issuer held by the Reporting Persons as of the date of this Schedule 13D are held by Fir Tree Value or Fir Tree Capital. All of the shares of the Common Stock of the Issuer held by Fir Tree Value and Fir Tree Capital have been acquired using the working capital of Fir Tree Value and Fir Tree Capital.
Item 4. Purpose of the Transaction.
            The Reporting Persons purchased the Common Stock, including the shares acquired pursuant to the Letter Agreement, for investment purposes based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity.
            The Reporting Persons intend to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to the shares of Common Stock owned by the Reporting Persons and through the exercise of their right under the terms of the Letter Agreement to nominate one director to serve on the Issuer’s board of directors and one director to serve on the board of directors’ compensation committee.

CUSIP No.	16946T109	13D	Page	7	of	10	Pages
            Although the Reporting Persons have no specific plan or proposal to acquire additional shares or dispose of shares of Common Stock, consistent with their investment purpose, the Reporting Persons at any time and from time to time may acquire additional shares of Common Stock or dispose of any or all of their shares of Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.
            Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected, may result in any of the following: the acquisition by persons of additional shares of Common Stock, an extraordinary corporate transaction involving the Issuer and/or changes in the board of directors or management of the Issuer.
            Also, pursuant to the Letter Agreement, Fir Tree Value and Fir Tree Capital may nominate one representative to the Issuer’s board of directors and one representative to the compensation committee of the board of directors, so long as they hold at least 10% in the aggregate of the outstanding Common Stock. Fir Tree Value and Fir Tree Capital expect to nominate such representatives.
            Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.
Item 5. Interest in Securities of the Issuer.
            (a) As of June 27, 2008, Fir Tree, Fir Tree Value and Fir Tree Capital beneficially own 6,031,557 shares of Common Stock, 5,033,245 shares of Common Stock and 998,312 shares of Common Stock, respectively, representing 19.3%, 16.1% and 3.2%, respectively, of the outstanding shares of Common Stock. Collectively, the Reporting Persons beneficially own 6,031,557 shares of Common Stock, which represents 19.3% of the shares of Common Stock outstanding. Such percentage of beneficial ownership of the Reporting Persons was calculated by dividing (i) the 6,031,557 shares of Common Stock beneficially owned by Fir Tree Value and Fir Tree Capital as of the date hereof by (ii) 31,239,642 shares of Common Stock (which was calculated by adding (A) 27,297,641, the number of shares of Common Stock outstanding as of May 12, 2008, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 12, 2008, plus (B) 3,007,200, the number of shares of Common Stock issued upon conversion of warrants held by Fir Tree Value and Fir Tree Capital, plus (C) 459,925, the number of shares of Common Stock issued to Fir Tree Value and Fir Tree Capital pursuant to the Letter Agreement, plus (D) 474,876, the number of shares of Common Stock issued to other investors, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on July 3, 2008).

CUSIP No.	16946T109	13D	Page	8	of	10	Pages
            (b) Fir Tree, as the investment manager of Fir Tree Value and Fir Tree Capital, has the shared power to vote and dispose of the 6,031,557 shares of Common Stock held collectively by Fir Tree Value and Fir Tree Capital.
            The filing of this statement on Schedule 13D shall not be construed as an admission that Fir Tree, Fir Tree Value or Fir Tree Capital is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 6,031,557 shares of Common Stock owned by Fir Tree Value and Fir Tree Capital. Pursuant to Rule 13d-4, Fir Tree, Fir Tree Value and Fir Tree Capital disclaim all such beneficial ownership.
            (c) The transactions in the Issuer’s securities by the Reporting Persons during the sixty days prior to the obligation to file this Schedule 13D are listed as Annex A attached hereto and made a part hereof.
            (d) Not Applicable.
            (e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
            On June 27, 2008, Fir Tree Value and Fir Tree Capital entered into the Letter Agreement with the Issuer, which contains certain provisions relating to Fir Tree Value’s and Fir Tree Capital’s acquisition of additional shares of Common Stock and exercise of outstanding warrants of the Issuer and the right of Fir Tree Value and Fir Tree Capital to designate one director and one member of the compensation committee as discussed in Item 4. The Letter Agreement also contains a provision whereby the Issuer agrees to grant registration rights with respect to the Common Stock held by Fir Tree Value and Fir Tree Capital. The foregoing summary of the Letter Agreement is qualified in its entirety by reference to Exhibit 1.
Item 7. Materials to be Filed as Exhibits.
Exhibit 1	Letter dated June 27, 2008 among ChinaCast Education Corporation, Fir Tree Value Master Fund, L.P. and Fir Tree Capital Opportunity Master Fund, L.P.

CUSIP No.	16946T109	13D	Page	9	of	10	Pages
ANNEX A

Transaction Date	Buy/Sell	Quantity	Price per share ($)

6/27/2008 (date warrant exercise price was reduced)	Sell	3,007,200 warrants	5.00
6/27/2008 (date warrant exercise price was reduced)	Buy	3,007,200 warrants	4.25
6/27/2008 (date warrants were exercised)	Buy	3,007,200 shares	4.25
6/27/2008	Buy	459,925 shares	(1)

(1)	Fir Tree Value and Fir Tree Capital acquired an aggregate of 459,925 of additional shares of Common Stock in consideration for exercising outstanding warrants and in consideration for the value of the warrants of the Issuer (i.e., $.65 per warrant) as of June 12, 2008.

CUSIP No.	16946T109	13D	Page	10	of	10	Pages
SIGNATURES
            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2008	FIR TREE, INC.
	By:	/s/ Jeffrey Tannenbaum
		Name:	Jeffrey Tannenbaum
		Title:	President

FIR TREE VALUE MASTER FUND, L.P.
	By:	FIR TREE, INC., its Manager

	By:	/s/ Jeffrey Tannenbaum
		Name:	Jeffrey Tannenbaum
		Title:	President

FIR TREE CAPITAL OPPORTUNITY MASTER FUND, L.P.
	By:	FIR TREE, INC., its Manager

	By:	/s/ Jeffrey Tannenbaum
		Name:	Jeffrey Tannenbaum
		Title:	President